SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549


                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                        (Amendment No. )




NAME OF ISSUER:    Erie Indemnity Company

TITLE OF CLASS OF SECURITIES:          Erie Indemnity Company
                                       Class B Common Stock





CUSIP NUMBER       29530P-201




Check the following box if a fee is being paid with this statement: [ X ]

CUSIP NO.  29530P-201



(1)   Names of Reporting Persons       MELLON BANK, N.A.
      SS or IRS Identification Nos.         IRS No. 25-0659306
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting
Beneficially            Power                  0
Owned by Each
Reporting Person
With               (6)  Shared Voting
                        Power              2,340

                   (7)  Sole
                        Dispositive
                        Power                  0

                   (8)  Shared
                        Dispositive
                        Power              2,340


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person       2,340


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented             76.2
      by Amount in Row (9)


(12)  Type of Reporting Person         BK
      (See Instructions)




                            - 2(a) -

CUSIP NO.  29530P-201



(1)   Names of Reporting Persons       H.O. HIRT TRUSTS
      SS or IRS Identification Nos.         IRS No. 25-6220688
      of Above Persons                         and  25-6220689


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting
Beneficially            Power              2,340 (1)
Owned by Each
Reporting Person
With               (6)  Shared Voting
                        Power                  0

                   (7)  Sole
                        Dispositive
                        Power              2,340 (1)

                   (8)  Shared
                        Dispositive
                        Power                  0


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person       2,340


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented             76.2
      by Amount in Row (9)


(12)  Type of Reporting Person         OO
      (See Instructions)



      (1)  The H.O. Hirt Trusts act through their trustees.
           See item 4.

                            - 2(b) -

CUSIP NO.  29530P-201



(1)   Names of Reporting Persons       SUSAN HIRT HAGEN
      SS or IRS Identification Nos.
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting
Beneficially            Power                 12
Owned by Each
Reporting Person
With               (6)  Shared Voting
                        Power              1,170

                   (7)  Sole
                        Dispositive
                        Power                 12

                   (8)  Shared
                        Dispositive
                        Power             1,170


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person      1,182


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)         X X  See item 4.


(11)  Percent of Class Represented             38.5
      by Amount in Row (9)


(12)  Type of Reporting Person         IN
      (See Instructions)



                            - 2(c) -

CUSIP NO.  29530P-201



(1)   Names of Reporting Persons       F. WILLIAM HIRT
      SS or IRS Identification Nos.
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting
Beneficially            Power                 10
Owned by Each
Reporting Person
With               (6)  Shared Voting
                        Power              1,170

                   (7)  Sole
                        Dispositive
                        Power                 10

                   (8)  Shared
                        Dispositive
                        Power             1,170


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person      1,180


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented             38.4
      by Amount in Row (9)


(12)  Type of Reporting Person         IN
      (See Instructions)



                            - 2(d) -

               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G
        (Under the Securities and Exchange Act of 1934)

Introductory Statement:

      The Reporting Persons filing this Schedule 13G do not believe that they constitute members of a group and are filing this statement jointly pursuant to Rule 13d-1(f). See Exhibit
A.

Item 1(a)          Name of Issuer:

                   Erie Indemnity Company (the "Company")

Item 1(b)   Address of Issuer's Principal Executive Offices:

                   100 Erie Insurance Place
                   Erie, PA 16530

Item 2 (a)  Name of Person Filing:

                   Mellon Bank, N.A.
                   H.O. Hirt Trusts (the "Trusts")
                   Susan Hirt Hagen
                   F. William Hirt

Item 2(b)   Address of Principal Business Office, or if None,
            Residence:

                   Mellon Bank, N.A.
                   One Mellon Bank Center
                   Pittsburgh, Pennsylvania  15258

                   H.O. Hirt Trusts
                   c/o Mellon Bank, N.A.
                   One Mellon Bank Center
                   Pittsburgh, PA  15258
                   Suite 100
                   Erie, Pennsylvania  16507

                   Susan Hirt Hagen
                   c/o Erie Indemnity Company
                   100 Erie Insurance Place
                   Erie, Pennsylvania  16530

                   F. William Hirt
                   c/o Erie Indemnity Company
                   100 Erie Insurance Place
                   Erie, Pennsylvania  16530

Item 2(c)   Citizenship:

                   Mellon Bank, N.A.  - United States of America
                   H. O. Hirt Trusts - United States of America
                   Susan Hirt Hagen - United States of America
                   F. William Hirt - United States of America

SCHEDULE 13G  (Continued)

Item 2(d)   Title of Class of Securities:

                   Class B Common Stock, no par value (the
                   "Class B Common Stock"), stated value of
                   $70.00 per share.

Item 2(e)   CUSIP Number:

                   29530P-201

Item 3      Statement Filed Pursuant to Rule 13d-1(b) or Rule
            13d-2(b).

            Inapplicable

Item 4  Ownership:

        (a)  Amount Beneficially Owned

        As calculated under rule 13d-3, the Trusts beneficially own, as of December 31, 1994, 2,340 shares, or 76.2% of the Class B Common Stock. The Trusts, acting through the trustees, have sole voting power and sole investment power over all 2,340 shares beneficially owned by the Trusts.

        Susan Hirt Hagen is a trustee of the Trusts and, in such capacity, shares voting and investment power over all 2,340 shares beneficially owned by the Trusts. Susan Hirt Hagan is also the beneficiary of one of the H.O. Hirt Trusts which holds 1,170 shares, or 38.1% of the Class B Common Stock for her benefit. Susan Hirt Hagen is the direct beneficial owner of 12 shares of Class B Common Stock. These holdings do not include 1 share owned by the Hagen Family Limited Partnership of which Susan Hirt Hagen is a limited partner without voting or dispositive power over the share and 2 shares owned by her husband, Thomas B. Hagen. Susan Hirt Hagen disclaims beneficial ownership of the 2 shares owned by Thomas B. Hagen.

        F. William Hirt is a trustee of the Trusts and, in such capacity, shares voting and investment power over all 2,340 shares beneficially owned by the Trusts. F. William Hirt is also the beneficiary of one of the H.O. Hirt Trusts which holds 1,170 shares, or 38.1% of the Class B Common Stock for his benefit. In addition,
        F. William Hirt is the direct beneficial owner of 10 shares of Class B Common Stock.

        Mellon Bank, N.A. is a trustee of the Trusts, and in such capacity, shares voting and investment power over all 2,340 shares beneficially owned by the Trusts.


                               4 -

        (b)  Percent of Class

        H.O. Hirt Trusts, Mellon Bank, N.A., Susan Hirt Hagen, and F. William Hirt as trustees - 76.22%
        Susan Hirt Hagen - 38.5%
        F. William Hirt - 38.4%

        (c)  Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote:

             The Trusts, acting through the trustees Susan
             Hirt Hagen, F. William Hirt and Mellon Bank,
             N.A. have the sole right to vote the 2,340 shares held of record by the Trusts.

             Susan Hirt Hagen has the sole right to vote the 12 shares she holds directly.

             F. William Hirt has the sole right to vote the 10 shares he holds directly.

             (ii) shared power to direct the vote:

             Not applicable

             (iii) sole power to dispose or to direct the
                   disposition of:

             H.O. Hirt Trusts, Mellon Bank, N.A.,
             Susan Hirt Hagen, and F. William Hirt
             as trustees - 2,340 shares
             Susan Hirt Hagen - 12 shares
             F. William Hirt - 10 shares

             (iv) shared power to dispose or to direct the disposition of:

             Not applicable


Item 5  Ownership of Five Percent or Less of a Class:

             Inapplicable


Item 6  Ownership of More than Five Percent on Behalf of
        Another Person:

             The H.O. Hirt Trust for which Mellon Bank, N.A.,
             F. William Hirt and Susan Hirt Hagen are the
             Co-Trustees was created by the settlor H.O. Hirt and continues for the benefit of his issue.

Item 7  Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported by the
        Parent Holding Company:

             Inapplicable

Item 8  Identification and Classification of Members of the
        Group:

             Inapplicable


Item 9  Notice of Dissolution of Group:

             Inapplicable

Item 10 Certification.

             Inapplicable

                           SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information as to it set forth in this statement is true, complete and correct.



Date: February 14, 1995

THE H.O. HIRT TRUSTS
By:  MELLON BANK, N.A.
         TRUSTEE


/s/    Stephen A. Yoder
By:    Stephen A. Yoder
       Assistant General
       Counsel



Date: February 14, 1995


/s/    Susan Hirt Hagen
Susan Hirt Hagen



Date: February 14, 1995


/s/    F. William Hirt
F. William Hirt



Date: February 14, 1995


MELLON BANK, N.A. TRUSTEE


/s/    Stephen A. Yoder
By:    Stephen A. Yoder
       Assistant General
       Counsel












Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                       EXHIBIT INDEX


                                                  Sequentially
Exhibit                 Description               Numbered Page

   A                    Joint Filing Statement         9
















































                                                  Exhibit A

                     Joint Filing Statement

        In accordance with Rule 13d-1(f) promulgated pursuant to the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, including amendments thereto, with respect to the Class B Common Stock of Erie Indemnity Company and further agree that this Joint Filing Statement be included as an Exhibit to such joint filing.



Date: February 14, 1995

MELLON BANK, N.A. AS
TRUSTEE OF THE H.O. HIRT
TRUSTS

/s/  Stephen A. Yoder
By:  Stephen A. Yoder
     Assistant General Counsel



Date: February 14, 1995


/s/  Susan Hirt Hagen
Susan Hirt Hagen




Date: February 14, 1994


/s/  F. William Hirt
F. William Hirt















                             - 9 -